December 17, 2008

VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Leggett & Platt, Incorporated

Form 10-K for Year Ended December 31, 2007

Form 10-Q for Quarter Ended September 30, 2008

File No. 001-07845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated December 4, 2008 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comments followed by our responses. In some cases, we have subdivided the comments into separate questions in order to respond to them individually.

Form 10-K for the Year Ended December 31, 2007

2007 Strategic Plan

1. We have the following comments regarding your 2007 strategic plan. Please ensure you revise MD&A and financial statement footnotes, in future filings, to address the following:

(a) You indicate that as a result of the 2007 plan you are adopting role-based portfolio management where you have identified growth, core, fix and divest business units. Please tell us if this new approach to managing your business units has impacted your segment reporting under SFAS 131.

RESPONSE:

Our new role-based portfolio management does not impact our segment reporting structure under SFAS 131. We have four reportable segments in continuing operations: Residential Furnishings; Commercial Fixturing & Components; Industrial Materials; and Specialized Products. These segments are comprised of 10 business groups (which are also reporting units for goodwill impairment testing purposes). Our business groups are currently comprised of 21 business units. In addition, we have over 250 locations that comprise the 21 business units. As part of our 2007 Strategic Plan, we adopted a role-based portfolio management approach where we assigned roles (grow, core, fix or divest) to each of the 21 business units based upon competitive advantages, strategic position and financial health. Historically, we established goals and plans for the business units uniformly, with each business unit expected to grow revenue significantly. The new role-based approach changes the expectations for the business units based on their assigned roles. However, the assignment of the business units to one of the four portfolio roles does not change our overall segment reporting.

Our reportable segments are based upon our management organizational structure, including senior operating vice-presidents for each reportable segment. Our management structure has not changed as a result of the role-based approach. The financial information

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

regularly reviewed and used by our chief operating decision-maker and the Board of Directors to evaluate segment performance and allocate total resources has not changed. In addition, the management incentive compensation for our segment, group and unit managers is based upon budget achievement and return on capital employed as reported through our existing segment structure. The new role-based approach is a supplemental tool used by management to ensure capital (not total resources) is efficiently allocated to the business units within our reportable segment structure.

(b) You disclose on page 26 that you have identified your Store Fixtures unit [and it] has been placed in the “Fix” category which gives the unit a 12-month deadline to improve performance. Please revise disclosure, in future filings, to disclose how you plan to evaluate this unit, the factors used to evaluate the unit and the frequency of this evaluation. Please quantify the amount of impairment related in this unit in each period presented, the amount of remaining long-lived assets and goodwill associated with this unit and how you plan to assess their future recoverability. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.”

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to expand our disclosure within the “Strategic Changes” section (currently on page 26) and “Asset Impairments and Restructuring” section (currently on page 28) substantially as follows (to be updated to reflect future periods):

Strategic Changes (on page 26)

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“We review the portfolio classification of each business unit at least on an annual basis to determine its appropriate role. This review includes several different criteria such as competitive position, market conditions, business unit size and fit within the Company’s overall objectives, as well as financial indictors such as EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization) and operating cash flows relative to the amount of capital employed. To remain in the portfolio, business units are expected to consistently generate after-tax returns (on assets) in excess of the Company’s cost of capital. Business units may employ a variety of means to achieve higher returns, including trimming expenses, introducing new products, improving productivity, adopting more disciplined pricing, reducing working capital, and consolidating assets. Business units that fail to attain minimum return goals will be moved to the fix or divest categories.

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In the third quarter of 2008, we concluded that the Store Fixtures business unit, in its current form, was not capable of meeting our return requirements. Accordingly, we narrowed the unit’s scope to focus primarily on the metals part of the fixtures industry, in alignment with the Company’s core competency of producing steel and steel-related products. We are consolidating four wood store fixtures operations into fewer facilities, but will continue to produce a reduced amount of wood fixtures in order to meet the blended requirements (i.e. metal and wood) of certain of our customers. We are also effecting changes to senior management, further reducing

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

the unit’s overhead and purging additional customer accounts with unacceptable margins. These changes, in conjunction with unprofitable sales pruned since late 2007, are expected to trim annual trade sales for the Store Fixtures business unit from approximately $325 million to approximately $250-$275 million, and we expect annual returns to at least match our cost of capital. As a result of these changes, the unit is now considered a core business within our portfolio. As such, its primary focus is to optimize operating cash flow and improve profit while minimizing its use of capital.”

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Asset Impairments and Restructuring (on page 28)

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The Store Fixtures business unit is included in our Fixture & Display reporting unit for goodwill impairment testing purposes. We review the Fixtures & Display reporting unit for potential goodwill impairment on an annual basis as part of our annual goodwill impairment review in the second quarter of each year as discussed on page [42]. We also review the reporting unit if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount as described in SFAS 142. In addition, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and on an annual basis at year-end, we review the recoverability of long-lived assets in accordance with the requirements in SFAS 144. If actual results differ from estimates used in these calculations, we could incur future (unanticipated) impairment charges. The Fixture & Display reporting unit had $118 and $115 million of goodwill at December 31, 2007 and September 30, 2008, respectively. Of the $76 and $69 million of other long-lived assets in the Fixture & Display reporting unit, $73 and $65 million were associated with the Store Fixtures business unit at December 31, 2007 and September 30, 2008, respectively.

We recorded goodwill impairments in the fourth quarter of 2007 for the year ended December 31, 2007 for the Fixture & Display and Aluminum reporting units of $143 million and $83 million, respectively. In addition, we recorded goodwill and asset impairments of $51 million in the fourth quarter 2007 relating to other held-for-sale locations.”

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(c) Finally, we note that this business unit is part of the Fixture & Display group, which incurred $143 million of goodwill impairment out of the $243 million recorded in 2007. Your footnote disclosure on page 69 does not provide a narrative of this impairment or discuss the potential for future impairment in this business unit that is in continuing operations.

RESPONSE:

As noted in the response to 1(b) above, the Store Fixtures business unit is included in our Fixture & Display reporting unit for goodwill impairment testing purposes. In future filings, we intend to add narrative disclosure to footnote C to the consolidated financial statements and to our MD&A related to any significant impairment charges at the reporting unit level to supplement our tabular disclosure. In response to the Staff’s comment, in future filings, we intend to add disclosure substantially as provided below as it relates to the 2007 goodwill impairment charges of $143 million and $83 million related to the Fixture & Display and the Aluminum Products reporting units, respectively:

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

“Since the carrying amounts of our Fixture & Display and Aluminum Products reporting units were determined to exceed their fair values, we performed the second step of the goodwill impairment test to determine the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying value of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The fair value of the reporting units identified above was determined using the discounted cash flow method. Application of the discounted cash flow method requires significant projections and assumptions. The significant assumptions used in this approach include estimates of our future revenues, profits, capital expenditures, working capital requirements, operating plans, industry data and other relevant factors. As a result of this process, we recorded goodwill impairment charges in the fourth quarter of 2007 related to the Fixture & Display and Aluminum Products reporting units of $143 and $83 million, respectively.

Discounted cash flow projections for each reporting unit were based on 10 year financial forecasts. These forecasts were based on annual financial forecasts developed internally by management for use in managing the business. The significant assumptions of these forecasts included a compound annual growth rate during the 10 years of 5% and 4% related to Fixture & Display and Aluminum Products, respectively. Terminal values for each reporting unit were calculated using a long-term growth rate of 3%. Future cash flows were discounted to present value using a discount rate of 12% for Fixture & Display and 13% for Aluminum Products.

We caution that actual results may differ materially from these assumptions. If actual results differ from estimates used in these calculations, we could incur future (unanticipated) impairment charges.”

Liquidity and Capitalization, page 35

2. We note your discussion on page 40 regarding your debt ratings from S&P and Moody’s. Please revise, future filings, to discuss your November 12th and November 26th announcements that these ratings have been downgraded by both S&P and Moody’s. Your disclosure should address the new ratings and the impact these downgrades have on your debt instruments and liquidity.

RESPONSE:

In response to the Staff’s comment, to the extent we disclose our credit ratings in future filings, we would intend to expand our disclosure substantially as follows (subject to any updating for subsequent developments):

“Most of our debt has fixed repayment dates. At the end of 2007, this debt consisted primarily of term notes. We have

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

maintained a single A rating (from Moody’s and Standard and Poor’s) on our term notes and public debt for over a decade. However, on November 12, 2008, Moody’s downgraded the Company’s long term debt rating from “A2” to “A3” and our commercial paper rating from “P1” to “P2” citing accelerating contraction in residential and automotive related consumer spending. Also, on November 26, 2008, S&P downgraded the Company’s long-term corporate credit and senior unsecured debt ratings from “A” to “A-” and our short-term and commercial paper ratings from “A-1” to “A-2” citing weak market conditions and financial policies that include a high dividend payout and share repurchases. In addition, both Moody’s and S&P assigned a negative outlook to each of their respective ratings. Although the ratings downgrades have had, and are expected to continue to have, an impact on our cost of short-term borrowing, they have not had an impact on our ability to issue commercial paper. Also, if we choose to borrow under our $600 million revolving credit agreement, which expires in 2012, our interest cost under this agreement would be increased approximately 5 basis points as a result of the lower ratings. We do not expect the ratings downgrades to have a material impact on our liquidity or our ability to access the long-term credit market.

These credit ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating agency may have different criteria for evaluating company risk and, therefore, each rating should be evaluated independently of any other rating.”

3. We note during 2007, cash from operations were positively impacted by better accounts receivable collections and ongoing efforts to manage inventories. During the third quarter 2008, you disclose that weak market conditions and inflation have resulted in higher inventory levels and receivables. You indicate that you are aggressively managing your operations to reduce these levels. Please revise future filings to discuss the specific steps you are taking to reduce inventory and accounts receivable levels. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the increases and decreases and any variances in the corresponding turnover ratios.

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to expand our disclosure substantially as follows (to be updated to reflect future periods):

“Liquidity and Capitalization (on pages 38-39)

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Cash from Operations

Cash from operations is our primary source of funds. Earnings and changes in working capital levels are the two broad factors that generally have the greatest impact on our cash from operations.

Cash from operations for the first nine months of 2008 was $203.1 million. This is $232.4 million lower than the first nine months of 2007 primarily due to increased working capital and lower earnings. Extremely weak market demand in the later part of 2008 (which resulted from the financial and credit market distress and related impact on U.S. and global economies) negatively

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

impacted earnings. We expect this demand weakness to continue in 2009. Lower market demand and inflation in steel costs resulted in higher inventories. Customers are also paying us later as a result of general market conditions. We are aggressively managing our operations in an effort to reduce these levels. Some of our specific actions are likely to include reducing raw material purchases, cutting production schedules and increasing efforts to work with customers to ensure their accounts are paid on time.

Working capital levels fluctuate from quarter to quarter with the seasonality of our business and vary by segment. Accounts receivable balances in Commercial Fixturing & Components are typically higher due to the longer credit terms required to service certain customers of the Fixture & Display group. This business group also requires higher inventory investments due to the custom nature of its products, longer manufacturing lead times (in certain cases), and the needs of many customers to receive large volumes of product within short periods of time. As a result of the significant 2008 steel price escalation, many of the inventory and receivable increases (in dollars) this year have occurred in the Industrial and Residential segments.

The following table presents key working capital measures at September 30, 2008 and December 31, 2007:

	Amount (in millions)			Ratios
	September 30, 2008	December 31, 2007 (4)	Increase (Decrease)	September 30, 2008 (9 months)	December 31, 2007 (12 months)	Increase (Decrease)
Accounts Receivable (1)	$721.0	$630.3	$90.7	62	54	8
Inventory (2)	$644.8	$591.0	$53.8	68	62	6
Accounts Payable(3)	$271.4	$225.0	$46.4	28	24	4

(1)	The ratio represents the number of days sales outstanding calculated as: ending net accounts receivable divided by (net sales divided by number of days in the period).
(2)	The inventory ratio represents inventory turnover calculated as: ending net inventory divided by (cost of goods sold divided by number of days in the period).
(3)	The accounts payable ratio represents the number of days payables outstanding calculated as: ending accounts payable divided by (cost of goods sold divided by numbers of days in the period).
(4)	The December 31, 2007 amounts have been retrospectively adjusted to reflect the move of the Coated Fabrics business unit to Held for Sale and Discontinued Operations in the first quarter of 2008.”

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Critical Accounting Policies, page 41

4. We note your $43 million inventory charge during 2007. Please tell us and disclose, in future filings, the nature of products that were deemed obsolete or slow moving and included in this impairment, as well as the segments impacted and the assumptions used to determine the amount of impairment. Also, tell us if this charge was a part of the inventory write off included in the 2007 Strategic Plan.

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to add substantially the following disclosure (to be updated to reflect any subsequent developments) after the existing paragraph regarding inventory:

“Inventory (on page 42)

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The $43 million is a valuation allowance to adjust inventories to their net realizable values for continuing operations locations. The comparable balance sheet amount at December 31, 2006 was $32 million, resulting in a net increase in the valuation allowance of $11 million in 2007 versus 2006. The 2007 valuation allowance includes $3.4 million for our Coated Fabrics business unit that was part of the 2007 Strategic Plan, but did not meet the requirements for discontinued operations treatment at December 31, 2007. As noted in the preceding paragraph, the valuation allowance reflects items with no demand (sales or production) in the previous 12 months, and items that have demand, but inventories are in excess of 12 months usage. Items with no sales in the last 12 months are generally written down 100%. Items with inventories in excess of 12 months are written down to net realizable value and, historically, this write-down has been approximately 35% on average. A summary of the inventory valuation allowance by segment is as follows (in millions):

Segment	Amount
Residential Furnishings	$13.7
Commercial Fixturing & Components	13.5
Industrial Materials	2.9
Specialized Products	12.7

Total	$42.8

The $43 million valuation allowance adjusts the carrying value of a broad range of products to lower their carrying values to net realizable value, with the majority of the Residential Furnishings’ valuation allowance relating to innerspring products, steel mechanisms and hardware, non-slip rug underlay, shelf liners and structural fabrics for mattresses & furniture. Commercial Fixturing & Components’ valuation allowance is primarily for store fixtures and displays, and to a lesser extent, office components and chair controls. Industrial Materials’ valuation allowance is mostly for wire retail fixtures. Specialized Products valuation allowance is for automotive lumbar and seat suspension systems, digital printing machinery, and component parts used in the assembly of van interiors.”

Item 9B.     Other Information, page 48

5. We note that in February 2008, you consented to the assignment and assumption by certain banks that are party to your $600 million multi-currency revolving credit agreement. We further note on page 27 in your Form 10-Q for the quarter

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

ending September 30, 2008 your discussion regarding your commercial paper program and syndicate of lenders that continues to operate efficiently during the recent disruption of the global credit markets. In future filings, please disclose the fact that certain banking institutions are assigning and assuming this credit agreement and the impact, if any, these assignments have had on your availability under the program, terms or covenants.

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to make additional disclosure in the liquidity and capitalization section of MD&A substantially as follows (subject to any updates to reflect subsequent developments):

“Our $600 million multi-currency revolving credit agreement, which expires in 2012, has a syndicate of 16 participating banking institutions with various lending commitment levels. Over the last two years the make-up of the participating banks has modestly changed as some banks have assigned their lending commitments under the agreement to other participating banks or new participants, all of which have assumed the respective lending obligations. These assignments and assumptions have had no material impact on the availability of credit under the agreement or on the terms or covenants of the agreement. Based upon information currently available to us, we believe that the participating banks continue to have the ability to meet their lending obligations under the agreement.”

Form 10-Q for the Quarter Ended September 30, 2008

Results of Operations, page 22

6. You disclose that you booked a valuation allowance against certain foreign tax assets. Please tell us, and disclose in future filings, the specific business, economic and competitive factors that precipitated the allowance and the implications thereof on future operating results. For example, it is unclear which foreign operations are involved and whether there is a material uncertainty over the recoverability of the carrying value of assets at those units. If there is a material uncertainty then it would be appropriate to disclose the carrying value of such assets as of the latest balance sheet date so readers can understand the magnitude of loss exposure. Section 501.12.b.4 of the Financial Reporting Codification.

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to make additional disclosure at the end of the section captioned “Interest and Taxes” substantially as follows (to be updated to reflect future periods):

“This valuation allowance relates to our Canadian automotive operations that produce lumbar supports. The automotive industry is currently in a dramatic state of decline, which has reduced the demand for our components. In addition to demand factors, these operations have also been negatively impacted by the strength of the Canadian versus the U.S. Dollar (our Canadian automotive operations sell in U.S. dollars while incurring labor and overhead costs in Canadian Dollars, thereby reducing margins). As a result, we believe it is more likely than not we won’t realize the benefit of deferred tax assets associated with these operations.

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

Based upon current facts and circumstances, we believe that the carrying value of these operations is recoverable through future operating cash flows. While it is difficult to predict the future movement in exchange rates, the Canadian dollar has recently weakened versus the U.S. Dollar. If that trend were to continue, this would contribute to the improvement of margins going forward. The carrying value of these operations was $59 million at September 30, 2008, and we expect the future cash flows to recover those assets. Currently, the operations generate positive cash flows that we expect to improve in the next year through a combination of overhead reductions and reduced material costs caused by expected lower steel prices. We continue to be awarded new product placements, so we believe market share loss is not a factor impacting recent performance. ”

7. We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how demand weakness in the U.S. home-related, retail, and other markets has led to lower volume in certain of your businesses. You further disclose that your markets further weakened late in the third quarter as consumers reigned in spending during this period of credit concerns and stock market volatility. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information, such as your U.S. bedding components business was able to gain market share in spite of the economic downturn. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to supplement and expand our disclosure by adding substantially the following under the captions indicated below (subject to any updating due to subsequent developments):

“Major Factors That Impact Our Business (on page 20)

Recent Economic Events

In light of the recent distress in the financial and credit markets (and the related impact on U.S. and global economies), we continue to monitor our financial position, cash flows and liquidity. These recent economic events have impacted us, and may continue to impact us, in several different areas as discussed below.

Lower Market-Wide Demand. Demand weakness in the U.S. home-related, retail, and other markets has led to lower unit order activity, sales and earnings in our businesses. Several factors, including a weak U.S. economy, higher energy costs, a slump in the housing market, and low consumer confidence contributed to conservative spending habits by U.S. consumers. Late in the third

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

quarter of 2008, our markets weakened appreciably as consumers further reigned in spending during this period of credit concerns and stock market volatility. Short lead times in most of our markets allow for very limited long-term visibility into demand trends; however, we currently expect market demand to be soft in 2009. Despite this economic decline, we have gained market share in our U.S. bedding components businesses primarily due to the U.S. Department of Commerce anti-dumping duties imposed on imported innersprings from China, South Africa and Vietnam. This market share gain has offset some of the recent market decline.

Customers and Suppliers. Due to the recent tightening of credit markets and concerns regarding the availability of credit, particularly in the United States, our customers may be delayed in obtaining, or may not be able to obtain, necessary cash for their purchases. Additionally, our suppliers could be negatively impacted by the current credit and financial market conditions causing delays in product deliveries to us. These delays could negatively impact our customers’ and/or suppliers’ ability to conduct business and could adversely affect our unit order activity and sales, and therefore negatively impact our cash flows and liquidity.

Management’s Response to Recent Economic Events. Activities completed over the past few years (including the divestiture of businesses pursuant to our 2007 Strategic Plan, closure of underperforming and underutilized facilities, elimination of unprofitable sales, and other cost reduction initiatives) improved our cost position in advance of the late September economic contraction. In response to the recent economic events, we expect to further reduce overhead costs and reduce capital spending. Given our balance sheet, operating cash flow and access to credit, we expect to be able to sustain an extended downturn in market demand with no material impact to our financial position or liquidity.”

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“Liquidity and Capitalization

Capitalization (on page 27)

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We believe we can raise cash by issuing up to $600 million in commercial paper through a program that is backed by a $600 million revolving credit agreement with a syndicate of 16 lenders that terminates in 2012. At September 30, 2008, $224 million of commercial paper was outstanding under this program and is classified as long-term debt. Cash proceeds from the divestitures, discussed earlier in the MD&A, were used to reduce our outstanding commercial paper balance during the third quarter of 2008. Our commercial paper program has continued to operate efficiently during the recent disruption of global credit markets. This change in the global credit market, and our short term ratings downgrade, has resulted in an increase of approximately 200 basis points in the weighted average effective borrowing rate for the commercial paper issued. In the event that the disruption of global credit markets was to become so severe that we were unable to issue commercial paper, we currently have the contractual right to draw funds directly on our revolving credit agreement. In such event, the cost of borrowing under the credit agreement could be higher than the cost of commercial paper borrowing. The revolving credit agreement provides for the ability to replace outstanding letters of credit, subject to its terms. To the extent that we utilize these commitments for letters of credit, it would reduce our commercial paper/loan capacity by a corresponding amount. Based on the information currently available to us, we believe that participating lenders continue to have the ability to meet their obligations under the agreement.”

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

December 17, 2008

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We also intend to expand disclosure in our Liquidity discussion, under “Cash from Operations” substantially as reflected on page 5 of this response letter.

In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention. If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence William S. Weil, Vice President, Corporate Controller at the same number.

Sincerely,

/S/ MATTHEW C. FLANIGAN
Matthew C. Flanigan
Senior Vice President – Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836